SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F               Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes                    No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  October 4, 2007

By:  /s/ Victor DiTommaso___________

Victor DiTommaso, Vice President Finance

INTERTAPE POLYMER GROUP ANNOUNCES

RESULTS OF RIGHTS OFFERING TO SHAREHOLDERS

Montreal, Quebec and Bradenton, Florida – October 4, 2007 – Intertape Polymer Group Inc. (TSX: ITP.TO ; NYSE: ITP) (“Intertape”) today announced that it raised a total of US$42,165,060 and Cdn. $20,620,699 in its previously-announced rights offering.  Based on current exchange rates, this represents total proceeds of approximately US$62.9 million.  As a result, Intertape is issuing an aggregate of 17,969,388 common shares, at issue prices of US$3.44 and Cdn$3.61 per share.

The net proceeds from the rights offering will be used by Intertape to reduce its long-term debt.

As a result of the rights offering, there are 58,956,328 Intertape common shares issued and outstanding.

Intertape’s Executive Director, Melbourne F. Yull, stated “We are pleased with the support shown by our shareholders.  We believe the success of the rights offering clearly reflects the support of our shareholders for the policies and priorities we have outlined.  We are committed to enhancing the value of Intertape for all of its shareholders by executing our business plan.”

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, Intertape employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  These forward-looking statements include unknown risks and uncertainties, including reliance on key personnel who may separate from the Company due to general attrition, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.  Therefore, future events and results may vary significantly from what management currently foresees.  You should not place undue importance on forward-looking information and should not rely upon this information as of any other date.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION CONTACT:

Melbourne F. Yull

Executive Director

Intertape Polymer Group Inc.

(866) 202-4713

Rick Leckner

MaisonBrison

(514) 731-0000